EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-199736) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273) of the Royal Dutch Shell Dividend Access Trust of our report dated March 9, 2016, relating to the Royal Dutch Shell Dividend Access Trust Financial Statements, which appears in this Annual Report on Form 20-F.

/s/ PricewaterhouseCoopers CI LLP

PricewaterhouseCoopers CI LLP Jersey, Channel Islands March 8, 2017

E26        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016